1781 Larkspur Drive	Ph 303-526-5100
Golden, Colorado 80401	Fx 303-526-5889

June 18, 2010

Mr. H. Roger Schwall
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Lake Victoria Mining Company, Inc.
File No. 000-53291

Dear Mr. Schwall:

As a further response to the SEC’s Comment Letter dated January 29, 2010, Lake Victoria Mining Company is pleased to provide the attached file containing the final requested document.  This letter and the attached file along with our earlier filings are intended to fully respond to the questions and comments raised in your January 29, 2010 letter.

I will be pleased to try and answer any additional questions that you might have.

Sincerely yours,

LAKE VICTORIA MINING COMPANY

ROGER A. NEWELL
Roger A. Newell
President

Attachment: 10-Q(T) March 31, 2009